FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, August 4, 2009 – Grupo Pão de Açúcar – (BOVESPA: PCAR5; NYSE: CBD) announces its results for the 2nd quarter of 2009 (2Q09). The Company’s operating and financial information includes the accounting changes introduced by Law 11.638/07 and is presented on a consolidated basis and in Reais, pursuant to current corporate law 6404. All comparisons are with the second quarter of 2008 (2Q08), except where stated otherwise.

Net income increases by 154.9% in the quarter

  Gross sales totaled R$ 5,641.3 million in the second quarter, while net sales came to R$ 5,006.9 million, respective year-on-year growth of 15.4% and 18.1%.

  Under the same-store concept, gross sales recorded year-on-year growth of 13.1% in 2Q09, or 7.6% when deflated by the IPCA consumer price index, while net sales moved up by 15.6% in nominal terms.

  Still under the same-store concept, sales of food products increased by 12.8% in the quarter, while non-food items recorded growth of 14.3%.

  Total operating expenses also did exceptionally well, falling by 70 bps in the second quarter.

  EBITDA totaled R$ 345.1 million, 15.7% up year- on-year, accompanied by an EBITDA margin of 6.9%, in line with the Company’s strategy of increasing sales with profitability.
  FIC generated equity income of R$ 3.4 million in the second quarter, 147.9% year-on-year improvement, reflecting the continuation of the initiatives implemented throughout 2008 which resulted in important gains in portfolio profitability.

  Sendas Distribuidora recorded a 2Q09 gross profit of R$ 183.8 million, 4.1% up year-on-year, despite the conversion of six Sendas stores to the Assai format between the close of 2008 and the second quarter of 2009.

  Assai recorded consolidated EBITDA (which includes the stores in São Paulo, Ceará and Rio de Janeiro) of R$ 13.4 million in the second quarter, with a margin of 2.9%, 80 bps up year-on-year and also an improvement over the previous three months.

  Net income totaled R$ 131.7 million, 154.9% up year-on-year. The net margin stood at 2.6%, a substantial improvement over the 1.2% recorded in the same period the year before. Net income increased by 71.8% in relation to adjusted net income in 2Q08 (excluding restructuring costs and the amortization of goodwill).

Financial and Operating Highlights

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Sales	5,641.3	4,888.0	15.4%	10,932.7	9,878.8	10.7%
Net Sales	5,006.9	4,239.3	18.1%	9,648.3	8,483.4	13.7%
Gross Profit	1,267.5	1,106.1	14.6%	2,443.7	2,218.6	10.1%
Gross Margin - %	25.3%	26.1%	-80 bps(2)	25.3%	26.2%	-90 bps(2)
Total Operating Expenses	922.3	807.7	14.2%	1,786.2	1,646.5	8.5%
% of Net Sales	18.4%	19.1%	-70 bps(2)	18.5%	19.4%	-90 bps(2)
EBITDA	345.1	298.3	15.7%	657.4	572.1	14.9%
EBITDA Margin - %	6.9%	7.0%	-10 bps(2)	6.8%	6.7%	10 bps(2)
Net Income before income tax	182.8	62.7	191.6%	318.1	125.3	153.8%
Net Income	131.7	51.7	154.9%	226.6	84.9	166.9%
Net Margin - %	2.6%	1.2%	140 bps(2)	2.3%	1.0%	130 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Grupo Pão de Açúcar operates 603 stores. 75 gas stations and 146 drugstores in 14 states and the Federal District and recorded gross sales of R$ 20.9 billion in 2008. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network. The Group maintains differentiated consumer service and is strongly positioned in the country’s main markets. In addition, in July 2009, it acquired the Ponto Frio chain, with 455 electronics/household appliance stores.

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

The consolidated figures do not yet include the acquisition of Ponto Frio (Globex), which was approved by the Extraordinary Shareholders Meeting of Grupo Pão de Açúcar on July 6, 2009, when the Group took over the chain’s operations.

Thanks to this acquisition, Grupo Pão de Açúcar is now one of the country’s leading retailers in the electronics/household appliance segment, with operations in 18 states and the Federal District. Since the day on which the takeover was announced, teams comprising staff from both firms have been working together, evaluating opportunities for existing synergies. A new Ponto Frio executive board was also set up to streamline the integration of the two companies, comprising Jorge Herzog (Ponto Frio’s CEO), Orivaldo Padilha (CFO, IRO and IT Officer), Marise Araujo (Chief Commercial Officer) and Antonio Machado Teixeira Filho (Chief Operating Officer).

In addition, on July 10, 2009, Grupo Pão de Açúcar acquired the remaining 40% stake of total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., which operates the Assai format, consolidating the stake it acquired in the self-service wholesale business on November 2, 2007.

The figures below also include the accounting changes introduced by Law 11.638/07, except where otherwise indicated. The first-half information also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 13.1% year-on-year in 2Q09
and by 8.9% year-on-year in the first half

Sales Performance

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Sales	5,641.3	4,888.0	15.4%	10,932.7	9,878.8	10.7%
Net Sales	5,006.9	4,239.3	18.1%	9,648.3	8,483.4	13.7%
(1) Totals may not tally as the figures are rounded off

Gross sales totaled R$ 5,641.3 million in 2Q09, 15.4% up on 2Q08, while net sales grew by 18.1% to R$ 5,006.9 million.

In same-store terms, gross sales recorded a nominal increase of 13.1%, giving real growth of 7.6% after deflation by the General IPCA consumer price index (1), while net sales recorded nominal growth of 15.6% . It is worth noting that, even with the positive effect of Easter, which fell in April this year versus March in 2008, same-store sales in May and June continued to move up strongly.

Gross same-store sales of food products climbed by 12.8% year-on-year in the quarter, due to the seasonal effect of Easter, especially in the beverage, groceries and personal care & household cleaning product segments. Non-food sales grew by 14.3%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average. In addition, electronics/household appliance sales posted double-digit growth, mainly due to household appliances, which benefited from the reduction in IPI (federal VAT).

The Company’s sales performance in the quarter was also the consequence of a series of partnerships with suppliers, executed through a combination of aggressive promotions and an appropriate product mix, underpinned by efficient commercial and supply management.

The Group’s best-performing formats were Pão de Açúcar, Extra, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (comprising Extra.com.br and Pão de Açúcar Delivery) posted growth of more than 50%. The average ticket also moved up, as did customer traffic, signaling a potential gain in market share, especially by the Extra format.

First-half gross sales totaled R$ 10,932.7 million and net sales stood at R$ 9,648.3 million, respective year-on-year increases of 10.7% and 13.7% .

Same-store gross sales grew by 8.9%, giving real growth of 3.2% after deflation by the IPCA(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 11.7% .

Also on a same-store basis, gross food sales moved up by 7.9% and gross non-food sales by a hefty 12.0%, thanks to an improved assortment, more appropriate pricing and joint promotional campaigns with suppliers.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

Gross Profit
Growth of 14.6% in the quarter

Gross Profit

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Profit	1,267.5	1,106.1	14.6%	2,443.7	2,218.6	10.1%
Gross Margin - %	25.3%	26.1%	-80 bps(2)	25.3%	26.2%	-90 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Second-quarter gross profit totaled R$ 1,267.5 million, 14.6% up year-on-year, accompanied by a gross margin of 25.3%, down by 80 bps, chiefly due to the change in the way ICMS (state VAT) is collected on certain products as of the second quarter of 2008, especially in the state of São Paulo. This change led to an increase in the cost of goods sold and in net revenue, given that ICMS was no longer booked under sales taxes, but under COGS, in turn reducing the gross margin by around 60 bps over 2Q08.

In addition, the Company has been adopting a strategy of increasing its stake in new businesses such as Assai, gas stations and electronics/household appliances, which has also reduced the gross margin in recent quarters. On the other hand, this strategy has generated cash margin gains, in line with the Group’s established objectives.

In the first half, gross profit stood at R$ 2,443.7 million, 10.1% up year-on-year, with a gross margin of 25.3%, 90 bps down on the 26.2% recorded in 1H08, 60 bps of which due to the changes in the tax system.

Total Operating Expenses
Reduction of 90 bps in the first half

Operating Expenses

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Selling Expenses	822.4	681.3	20.7%	1,534.9	1,375.7	11.6%
Gen. Adm. Expenses	99.9	126.4	-20.9%	251.3	270.8	-7.2%
Total Operating Expenses	922.3	807.7	14.2%	1,786.2	1,646.5	8.5%

% of Net Sales	18.4%	19.1%	-70 bps(2)	18.5%	19.4%	-90 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Total operating expenses (including selling and general and administrative expenses) represented 18.4% of net sales in the second quarter, less than the 19.1% recorded in 2Q08. In absolute terms, they totaled R$ 922.3 million, 14.2% up year-on-year, due to the seasonal effect of Easter, when the Company generated additional expenses, especially with personnel and advertising.

Given that Easter fell in 2Q09, the first-half figures give a more accurate picture of the Group’s performance.

Operating expenses totaled R$ 1,786.2 million in 1H09, 8.5% up on 1H08 but below the period upturn in sales. As a percentage of net sales, they came to 18.5% in 1H09, 90 bps down on the same period last year.

Selling expenses came to R$ 1,534.9 million, 11.6% up year-on-year, while G&A expenses stood at R$ 251.3 million, down by 7.2% .

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 1H09 operating expenses would have increased by 10.0% in relation to the 1H08 pro-forma result.

EBITDA of R$ 345.1 million in the quarter

EBITDA

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
EBITDA	345.1	298.3	15.7%	657.4	572.1	14.9%
EBITDA Margin - %	6.9%	7.0%	-10 bps(2)	6.8%	6.7%	10 bps(2)
(1)	Totals may not tally as the figures are rounded off
(2)	basis points

The second-quarter EBITDA margin stood at 6.9%, versus 7.0% in 2Q08. With the same level of margin, the Group continued to be highly competitive in terms of pricing, although this impact was offset by increased sales and continuing control over expenses. This result is in line with the Company’s strategy of seeking sustainable growth.

As a result, EBITDA totaled R$ 345.1 million in 2Q09, 15.7% up on the same period last year.

First-half EBITDA came to R$ 657.4 million, 14.9% more than in 1H08 and within the annual guidance of 10%, accompanied by an EBITDA margin of 6.8%, versus 6.7% in the same period last year.

If we exclude 2008 restructuring expenses from the calculation, 1H09 EBITDA would have grown by 10.5% over the 1H08 pro-forma figure.

Net Financial Result
Net financial result recovers by 30.7% in the quarter

Financial Result

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Financ. Revenue	55.0	59.3	-7.2%	121.0	128.1	-5.6%
Financ. Expenses	(116.1)	(147.4)	-21.2%	(253.3)	(280.3)	-9.7%
Net Financial Income	(61.1)	(88.1)	-30.7%	(132.3)	(152.2)	-13.1%

(1)	Totals may not tally as the figures are rounded off

The net financial result was R$ 61.1 million negative in the second quarter, a 30.7% year-on-year improvement, due to the following factors:

(R$ million)(1)	2Q09	2Q08	Chg. (R$)	1H09	1H08	Chg. (R$)
(i) Debt Expenses	(58.8)	(72.4)	13.6	(129.1)	(140.0)	10.9
(i) Receivables Fund	(24.2)	(22.6)	(1.5)	(49.7)	(44.1)	(5.6)
(ii) Cash Returns	27.0	30.2	(3.2)	59.1	50.4	8.7
(iii) Mark to market	7.4	(8.2)	15.5	16.6	(7.4)	24.0
(iv) Restatement of Assets and Liabilities	(21.9)	(29.1)	7.1	(50.5)	(49.4)	(1.1)
(iv) Other Financial Revenues (Expenses)	9.5	14.0	(4.5)	21.4	38.5	(17.1)

Net Financial Result	(61.1)	(88.1)	27.0	(132.3)	(152.2)	19.9
CDI	2.4%	2.7%		5.4%	5.3%

(1)	Totals may not tally as the figures are rounded off

(i) Debt Expenses and Receivables Fund (positive variation of R$ 12.1 million): The period reduction in the average gross debt and the lower CDI rate offset the increase in the average amount assigned to the receivables fund.

(ii) Cash Returns (negative variation of R$ 3.2 million) due to the period reduction in the CDI rate, despite the slight upturn in the cash position.

(iii) Mark to market (positive variation of R$ 15.5 million) of the Company’s financial instruments following the accounting changes introduced by Law 11.638/07.

(iv) Restatement of Assets and Liabilities and Other Revenue/Expenses (positive variation of R$ 2.6 million) due to gains from the decline in the SELIC rate on the restatement of contingencies, partially offset by reduced revenue from interest-bearing installment sales and a reduction in capitalized interest due to lower period CAPEX.

The Group’s capital structure remains solid, with a reduction in net debt and increased cash flow, resulting in a net-debt-to-EBITDA ratio of 0.68x, fortified by the ongoing drive to optimize expenses and investments and maintain control over working capital.

Equity Income
Result reflects the strategies implemented throughout 2008

FIC - Financeira Itaú CBD closed 2Q09 with 5.8 million clients and a receivables portfolio of R$ 1.7 billion and accounted for 13.8% of the Group’s total second-quarter sales. As a result, it generated equity income of R$ 3.4 million, a substantial 147.9% more than in 2Q08. First-half equity income totaled R$ 7.3 million, almost triple the amount in the same period last year.

This performance was due to a series of initiatives implemented throughout 2008, which generated important gains in portfolio profitability. The main such initiatives, which will be continued and therefore help ensure positive results in 2009, include:

(i) increased activation of private label and co-branded cards following the creation of differentials for card holders, including exclusive benefits, an advantage club and special promotions;

(ii) substantial growth in the penetration of extended warranties in the sale of electronics goods (53.5% in 2Q09 over 2Q08);

(iii) greater integration with the retail operation through marketing initiatives and partnerships with the stores, allowing FIC to increase its store market share from 13.0% in 2Q08 to 13.8% in 2Q09.

FIC’s performance in recent quarters was also due to a stringent credit granting policy, keeping default under control, and a differentiated positioning vis-à-vis its peers.

Minority Interest: Sendas Distribuidora
Gross profit of R$ 183.8 million in the quarter

The table below and the comments on Sendas Distribuidora’s operating performance do not include the six stores converted into Assai between the end of 2008 and 2Q09. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

Sendas Distribuidora recorded gross sales of R$ 834.3 million in the second quarter, 4.8% up year-on-year despite the conversion of six Sendas Distribuidora stores to the Assai format. Net sales totaled R$ 720.0 million and gross profit totaled R$ 183.8 million, 4.1% more than in 2Q08.

SENDAS - Financial and Operating Highlights
excluding Assai stores in Rio de Janeiro

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Gross Sales	834.3	796.4	4.8%	1,667.0	1,649.7	1.0%
Net Sales	720.0	693.9	3.8%	1,449.3	1,438.0	0.8%
Gross Profit	183.8	176.7	4.1%	384.6	381.9	0.7%
Gross Margin - %	25.5%	25.5%	0 bps(2)	26.5%	26.6%	-10 bps(2)
Total Operating Expenses	155.8	147.2	5.9%	303.9	299.7	1.4%
% of Net Sales	21.6%	21.2%	40 bps(2)	21.0%	20.8%	20 bps(2)
EBITDA	28.0	29.5	-4.9%	80.7	82.1	-1.8%
EBITDA Margin - %	3.9%	4.2%	-30 bps(2)	5.6%	5.7%	-10 bps(2)
Net Income	(15.3)	(19.9)	-22.9%	(10.3)	(15.6)	-33.9%
Net Margin - %	-2.1%	-2.9%	-80 bps(2)	-0.7%	-1.1%	-40 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Total operating expenses represented 21.6% of net sales, higher than the 21.2% recorded in 2Q08 due to the big increase in IPTU property tax in Rio de Janeiro, which generated additional expenses of around R$ 4.0 million in the second quarter.

EBITDA totaled R$ 28.0 million, with a margin of 3.9% . If we exclude the additional IPTU expenses, EBITDA would have moved up by 8.5% . Sendas Distribuidora recorded a 2Q09 net loss of R$ 15.3 million, giving a positive minority interest of R$ 6.5 million for the Group.

In the first half, gross and net sales came to R$ 1,667.0 million and R$ 1,449.3 million respectively. Gross profit stood at R$ 384.6 million, with a gross margin of 26.5% . Total operating expenses amounted to R$ 303.9 million, representing 21.0% of net sales. It must once again be highlighted that this increase was due to the upturn in the IPTU property tax, which impacted the 1H09 expenses by over R$ 7 million. Without this additional expense, both as a percentage of net revenue and in reais, operating expenses would have been lower than in the previous year. EBITDA reached R$ 80.7 million, with a margin of 5.6% .

Sendas posted a first-half net loss of R$ 10.3 million, 33.9% up year-on-year, generating a positive minority interest of R$ 4.4 million for the Company.

Minority Interest: Assai Atacadista
Gross margin grows by 170 bps year-on-year

Assai - Financial and Operating Highlights
	2Q09 SP and CE (Barcelona)	2Q09 RJ (Xantocarpa)	2Q09 Consolidated	2Q08	Chg. %	1H09 Consolidated	1H08	Chg. %

(R$ million)(1)
Gross Sales	437.0	67.8	504.8	325.6	55.0%	945.7	632.9	49.4%
Net Sales	396.7	58.8	455.5	284.1	60.3%	847.9	548.0	54.7%
Gross Profit	65.6	5.3	70.8	39.1	81.0%	123.9	73.9	67.6%
Gross Margin - %	16.5%	8.9%	15.5%	13.8%	170 bps(2)	14.6%	13.5%	110 bps(2)
Total Operating Expenses	46.4	11.0	57.4	33.1	73.5%	111.6	62.0	80.1%
% of Net Sales	11.7%	18.8%	12.6%	11.6%	100 bps(2)	13.2%	11.3%	190 bps(2)
EBITDA	19.2	(5.8)	13.4	6.1	121.4%	12.2	11.9	2.5%
EBITDA Margin - %	4.8%	-9.8%	2.9%	2.1%	80 bps(2)	1.4%	2.2%	-80 bps(2)
Net Income	11.4	(3.8)	7.6	3.5	120.8%	4.5	6.0	-25.8%
Net Margin - %	2.9%	-6.5%	1.7%	1.2%	50 bps(2)	0.5%	1.1%	-60 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

Assai’s consolidated gross sales, including the stores in São Paulo, Ceará and Rio de Janeiro, totaled R$ 504.8 million in the second quarter, 55.0% up year-on-year, while net sales stood at R$ 455.5 million. Gross profit came to R$ 70.8 million, up by 81.0%, accompanied by a gross margin of 15.5%, a 170 bps improvement over 2Q08.

Total operating expenses came to R$ 57.4 million, representing 12.6% of net sales, 120 bps more than in 1Q09. Period EBITDA stood at R$ 13.4 million, with a margin of 2.9% .

These results were still strongly impacted by the opening of new stores and the conversion of existing ones to the Assai format, especially in Rio de Janeiro, which, despite recording a strong increase in sales, have not yet reached maturity. However, the EBITDA margin showed signs of improvement, widening by 320 bps over the previous quarter.

Assai posted second-quarter net income of R$ 7.6 million, 120.8% up year-on-year, generating a negative minority interest R$ 3.0 million.

In the first half, gross and net sales came to R$ 945.7 million and R$ 847.9 million, respectively. Gross profit stood at R$ 123.9 million, up by 67.6%, while the gross margin widened by 110 bps.

Total operating expenses amounted to R$ 111.6 million, representing 13.2% of net revenue, and EBITDA reached R$ 12.2 million, with a margin of 1.4% . Excluding the stores converted to the Assai format in Rio de Janeiro, the EBITDA margin would have come to 3.1% . Net income totaled R$ 4.5 million, generating a negative minority interest of R$ 1.6 million for the Company.

Net Income
Net income grows by 154.9%

Net Income

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Net Income	131.7	51.7	154.9%	226.6	84.9	166.9%
Net Margin - %	2.6%	1.2%	140 bps(2)	2.3%	1.0%	130 bps(2)

(1)	Totals may not tally as the figures are rounded off
(2)	basis points

The Company posted a 2Q09 net income of R$ 131.7 million, 154.9% more than in 2Q08. First-half net income stood at R$ 226.6 million, representing 2.3% of net sales, a 130 bps year-on-year improvement.

First-half net income was impacted by 1Q08 restructuring expenses totaling R$ 17.2 million. It is also worth noting that despite the application of Law 11.638/07, 1H08 net income still included goodwill amortization, as shown in the table below:

Adjusted Net Income

(R$ million)(1)	2Q09	2Q08	Chg. %	1H09	1H08	Chg. %
Net Income	131.7	51.7	154.9%	226.6	84.9	166.9%
Restructuring Costs(2)	-	-	-	-	17.2	-
goodwill amortization(2)	-	25.0	-	-	49.1	-

Adjusted Net Income	131.7	76.7	71.8%	226.6	151.2	49.9%

(1)	Totals may not tally as the figures are rounded off
(2)	Net of Income Tax

Considering the impact of the above effects, adjusted net income in 2Q08 and 1H08, on comparable bases, totaled R$ 76.7 million and R$ 151.2 million respectively. Consequently, 2Q09 and 1H09 net income recorded growth of 71.8% and 49.9% over adjusted net income in 2Q08 and 1H08 respectively.

Investments
The Group invested R$ 113.8 million in 2Q09

Second-quarter investments totaled R$ 113.8 million, versus R$ 105.2 million in 2Q08. Throughout the quarter, the Company opened three Extra Fácil stores and one drugstore; and converted one CompreBem store in São Paulo, two Sendas stores in Rio de Janeiro and one Extra hypermarket in Rio de Janeiro to the Assai format, as well as one CompreBem store in São Paulo to the Extra Perto format.

The main highlights of the quarter were:

  R$ 35.1 million in the opening and construction of new stores;

  R$ 20.7 million in store renovation;

  R$ 58.0 million in infrastructure (technology and logistics) and others.

First-half investments totaled R$ 193.2 million, versus R$ 229.0 million in 1H08.

Dividends

On August 3, the Board of Directors approved a new dividend policy which alters the periodicity of dividend payments from one per year to one per quarter. The precise value and date of the quarterly prepayments will be defined by the Company on an annual basis. For 2009, the Board decided that the quarterly prepayments will be based on the total amount of dividends paid to the Company’s shareholders in 2008.

Consequently, and exceptionally, on August 24, 2009 (20 days after the Board Meeting approving the amount and date of the prepayment), the Company will prepay dividends totaling R$ 30.9 million, equivalent to two quarterly payments, at R$ 0.12326 per common share and R$ 0.13558 per preferred class A share. All shareholders registered as such on August 11, 2009, will be entitled to receive payment. Shares will be traded ex-rights as of August 12 until the payment date.

The final installment (referring to 4Q09) will comprise the difference between the amount prepaid throughout the year and the minimum mandatory dividends based on the Company’s performance in 2009. This payment will occur after the Annual Shareholders’ Meeting which approves the Company’s accounts and the proposal for the allocation of annual net income.

Consolidated Income Statement Based on Law 11.638/07 (R$ thousand)
Reported

	2nd Quarter			1st Half

	2009	2008	%	2009	2008	%

Gross Sales Revenue	5,641,347	4,887,960	15.4%	10,932,663	9,878,808	10.7%
Net Sales Revenue	5,006,852	4,239,332	18.1%	9,648,296	8,483,422	13.7%
Cost of Goods Sold	(3,739,381)	(3,133,270)	19.3%	(7,204,631)	(6,264,796)	15.0%
Gross Profit	1,267,471	1,106,062	14.6%	2,443,665	2,218,626	10.1%
Selling Expenses	(822,408)	(681,343)	20.7%	(1,534,943)	(1,375,703)	11.6%
General and Administrative Expenses	(99,943)	(126,382)	-20.9%	(251,294)	(270,839)	-7.2%
Total Operating Expenses	(922,351)	(807,725)	14.2%	(1,786,237)	(1,646,543)	8.5%
Operating Income before Depreciation and
Financial Revenue (Expenses) - EBITDA	345,120	298,337	15.7%	657,428	572,083	14.9%
Depreciation	(104,205)	(146,967)	-29.1%	(213,515)	(292,147)	-26.9%
Operating Income before Taxes and
Financial Revenue (Expenses) - EBIT	240,915	151,370	59.2%	443,914	279,936	58.6%
Financial Revenue	54,984	59,261	-7.2%	120,996	128,144	-5.6%
Financial Expenses	(116,068)	(147,366)	-21.2%	(253,269)	(280,343)	-9.7%
Net Financial Income (Expenses)	(61,084)	(88,105)	-30.7%	(132,273)	(152,199)	-13.1%
Equity Income	3,382	1,364	147.9%	7,296	2,591	181.6%
Other Operating Revenue (Expenses)	(420)	(1,939)	-78.3%	(787)	(4,979)	-84.2%
Income Before Income Tax	182,793	62,690	191.6%	318,149	125,349	153.8%
Income Tax	(51,513)	(15,459)	233.2%	(86,775)	(37,551)	131.1%
Income Before Minority Interest	131,280	47,231	178.0%	231,373	87,798	163.5%
Minority Interest	3,570	8,052	-55.7%	2,784	4,309	-35.4%
Income Before Profit Sharing	134,850	55,283	143.9%	234,157	92,106	154.2%
Employees' Profit Sharing	(3,122)	(3,600)	-13.3%	(7,572)	(7,200)	5.2%
Net Income	131,727	51,683	154.9%	226,586	84,906	166.9%
Net Income per share	0.5554	0.2197		0.9554	0.3610
# of shares (in thousand) - ex shares held in treasury	237,157	235,202		237,157	235,202

% of net sales	2Q09	2Q08	1H09	1H08

Gross Profit	25.3%	26.1%	25.3%	26.2%
Selling Expenses	-16.4%	-16.1%	-15.9%	-16.2%
General and Administrative Expenses	-2.0%	-3.0%	-2.6%	-3.2%
Total Operating Expenses	-18.4%	-19.1%	-18.5%	-19.4%
EBITDA	6.9%	7.0%	6.8%	6.7%
Depreciation	-2.1%	-3.5%	-2.2%	-3.4%
EBIT	4.8%	3.6%	4.6%	3.3%
Net Financial Income (Expenses)	-1.2%	-2.1%	-1.4%	-1.8%
Result from Permanent Assets	0.0%	-0.1%	0.0%	-0.1%
Income Before Income Tax	3.7%	1.5%	3.3%	1.5%
Income Tax	-1.0%	-0.4%	-0.9%	-0.4%
Minority Interest/Employees' Profit Sharing	0.0%	0.1%	-0.1%	0.0%
Net Income	2.6%	1.2%	2.4%	1.0%

Consolidated Balance Sheet - Based on Law 11.638/07 (R$ thousand)

ASSETS	06.30.2009	03.31.2009

Current Assets	5,922,417	5,616,237
Cash and banks	166,826	149,124
Marketable securities	1,558,518	1,083,095
Contas a Receber	401,770	337,024
Credit sales with post-dated checks	9,631	11,146
Credit cards	321,851	272,906
Sales vouchers and others	80,766	61,530
Allowance for doubtful accounts	(10,477)	(8,558)
Resulting from commercial agreements	244,588	343,238
Accounts receivable - FIDC	1,039,606	1,016,510
Inventories	1,656,996	1,897,617
Recoverable taxes	437,595	378,451
Deferred income tax and social contribution	222,312	205,913
Prepaid expenses and others	194,205	205,265

Noncurrent Assets	7,600,864	7,754,012
Long-Term Assets	1,942,313	2,104,749
Trade accounts receivable	382,031	370,367
Recoverable taxes	140,948	261,056
Deferred income tax and social contribution	846,744	896,509
Amounts receivable from related parties	271,831	269,512
Judicial deposits	278,948	271,120
Expenses in advance and others	21,811	36,185
Investments	136,828	117,823
Property and equipment	4,817,184	4,830,723
Intangible assets	704,539	700,717

TOTAL ASSETS	13,523,281	13,370,249

LIABILITIES	06.30.2009	03.31.2009

Current Liabilities	4,561,652	3,532,461
Accounts payables to suppliers	1,971,236	2,215,420
Loans and financing	994,991	728,383
Debentures	25,207	6,984
Payroll and related charges	235,040	180,014
Taxes and social contributions payable	107,427	84,771
Dividends proposed	2,660	64,429
Financing for purchase of fixed assets	14,242	45,942
Rents	39,494	39,296
Recallable fund quotas - FIDC	983,183	-
Others	188,173	167,222

Long-Term Liabilities	3,224,933	4,236,740
Loans and financing	687,306	947,965
Recallable fund quotas - FIDC	-	959,200
Debentures	979,543	778,079
Taxes payable in installments	173,295	188,085
Provision for contingencies	1,289,942	1,269,356
Others	94,847	94,055

Minority Interest	101,490	105,060

Shareholders Equity	5,635,205	5,495,988
Capital	4,691,092	4,439,816
Capital reserves	496,316	578,945
Revenue reserves	447,797	477,227

TOTAL LIABILITIES	13,523,281	13,370,249

Consolidated Cash Flow - Based on Law 11.638/07 (R$ thousand)

	June 30

Cash flow from operating activities	2009	2008

Net income for the period	226,586	84,906
Adjustment to reconcile net income
Deferred income tax	65,491	(21,889)
Residual value of permanent asset disposals	(277)	(199)
Depreciation and amortization	213,515	292,147
Interest and monetary variation	210,887	63,249
Equity Income results	(7,296)	(2,591)
Provision for contingencies	30,769	61,232
Provisions for fixed assets write-off and losses	-	2,207
Provision for amortization of goodwill	-	46,469
Compensation in shares	10,475	10,666
Minoritary interest	(2,784)	(4,309)

	747,366	531,888

(Increase) decrease in assets

Accounts receivable	183,552	194,741
Advances to suppliers and employees	(86,133)	2,659
Inventories	34,722	8,068
Recoverable Taxes	(14,315)	(15,238)
Other assets	5,857	(2,073)
Related partiesp	(18,832)	(106,435)

	104,851	81,722

Increase (decrease) in liabilities

Suppliers	(438,265)	(480,423)
Payroll and related charges	10,937	27,110
Income and Social contribution taxes payable	(48,500)	(63,506)
Other accounts payable	(58,068)	30,074

	(533,896)	(486,745)

Net cash flow generated (used) in operating activities
	318,321	126,865

	June 30

Net cash from investing activities	2009	2008

Acquisition of Capital at Subsidiaries	(15,623)	-
Acquisition of property and equipment	(187,383)	(214,157)
Increase in intangible assets	(31,440)	(10)
Sales of property and equipment	1,833	-

Net cash flow generated (used) in investing activities	(232,613)	(214,167)

Cash flow from financing activities
Capital Increase	(9,571)	87,487
Increase of minority interest
Financing	-	-
Funding and Refinancing	235,035	677,251
Payments	(79,444)	(251,182)
Payment of Intereset	(66,661)	(145,887)
Payment of dividends	(65,334)	(49,202)

Net cash flow generated (used) in financing activities	14,025	318,467

Cash, banks and marketable securities at beginning of the period	1,725,345	1,295,297
Cash, banks and marketable securities at end of the period	1,625,612	1,064,132

Changes in cash and cash equivalents	99,733	231,165

Gross Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	976,579	18.6%	950,398	19.0%	2.8%
Extra*	2,646,573	50.0%	2,532,298	50.8%	4.5%
CompreBem (b)	678,508	12.8%	768,738	15.4%	-11.7%
Extra Eletro	96,895	1.8%	85,345	1.7%	13.5%
Sendas**	451,943	8.5%	346,791	6.9%	30.3%
Assai	440,818	8.3%	307,278	6.2%	43.5%

Grupo Pão de Açúcar	5,291,316	100.0%	4,990,848	100.0%	6.0%

2nd Quarter	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	1,051,236	18.6%	949,773	19.4%	10.7%
Extra*	2,843,410	50.4%	2,464,266	50.4%	15.4%
CompreBem (b)	695,904	12.3%	732,443	15.0%	-5.0%
Extra Eletro	104,017	1.8%	86,908	1.8%	19.7%
Sendas**	441,936	7.8%	328,941	6.7%	34.4%
Assai	504,844	8.9%	325,629	6.7%	55.0%

Grupo Pão de Açúcar	5,641,347	100.0%	4,887,960	100.0%	15.4%

1st Half	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	2,027,815	18.5%	1,900,171	19.2%	6.7%
Extra*	5,489,982	50.2%	4,996,564	50.6%	9.9%
CompreBem (b)	1,374,412	12.6%	1,501,181	15.2%	-8.4%
Extra Eletro	200,912	1.8%	172,253	1.8%	16.6%
Sendas**	893,880	8.2%	675,732	6.8%	32.3%
Assai	945,662	8.6%	632,907	6.4%	49.4%

Grupo Pão de Açúcar	10,932,663	100.0%	9,878,808	100.0%	10.7%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Net Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	863,537	18.6%	805,343	19.0%	7.2%
Extra*	2,299,452	49.5%	2,142,163	50.5%	7.3%
CompreBem (b)	608,547	13.1%	658,259	15.5%	-7.6%
Extra Eletro	76,711	1.7%	67,684	1.6%	13.3%
Sendas**	400,786	8.6%	306,714	7.2%	30.7%
Assai	392,411	8.5%	263,927	6.2%	48.7%

Grupo Pão de Açúcar	4,641,444	100.0%	4,244,090	100.0%	9.4%

2nd Quarter	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	941,881	18.8%	821,723	19.4%	14.6%
Extra*	2,501,232	50.0%	2,129,316	50.2%	17.5%
CompreBem (b)	635,971	12.7%	644,730	15.2%	-1.4%
Extra Eletro	86,886	1.7%	69,007	1.6%	25.9%
Sendas**	385,401	7.7%	290,460	6.9%	32.7%
Assai	455,482	9.1%	284,096	6.7%	60.3%

Grupo Pão de Açúcar	5,006,852	100.0%	4,239,332	100.0%	18.1%

1H09	2009	%	2008	%	Chg. (%)

Pão de Açúcar (a)	1,805,418	18.7%	1,627,066	19.2%	11.0%
Extra*	4,800,684	49.8%	4,271,479	50.4%	12.4%
CompreBem (b)	1,244,518	12.9%	1,302,989	15.3%	-4.5%
Extra Eletro	163,597	1.7%	136,691	1.6%	19.7%
Sendas**	786,187	8.1%	597,174	7.0%	31.7%
Assai	847,893	8.8%	548,023	6.5%	54.7%

Grupo Pão de Açúcar	9,648,296	100.0%	8,483,422	100.0%	13.7%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Sales Breakdown (% of Net Sales)

		2009			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Cash	50.0%	48.6%	49.2%	50.6%	49.7%	50.1%
Credit Card	40.0%	42.4%	41.4%	40.1%	41.1%	40.6%
Food Voucher	8.7%	7.9%	8.2%	7.6%	7.6%	7.6%
Credit	1.3%	1.0%	1.2%	1.7%	1.6%	1.7%
Post-dated Checks	1.1%	1.0%	1.0%	1.2%	1.1%	1.2%
Installment Sales	0.2%	0.0%	0.1%	0.5%	0.5%	0.5%

Stores per Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2008	145	102	47	165	73	5	32	28	597	1,360,706	70,656

Opened							5		5
Closed	(1)					(1)			(2)
Converted									-

03/31/2009	144	102	47	165	73	4	37	28	600	1,359,347	69,034

Opened							3		3
Closed									-
Converted		(1)		(2)	(2)	1		4	-

6/30/2009	144	101	47	163	71	5	40	32	603	1,362,415	69,978

2Q09 Results Conference Call
Thursday, August 6, 2009.

Conference Call in Portuguese with simultaneous translation into English:

10:00 am - Brasília time | 9:00 am - New York time

Dial-in: +1 (646) 843 6054
Code: Pão de Açúcar

A live webcast is available on the Company’s site: www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188 - Code: Pão de Açúcar.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: +55 (11) 3529-3754
Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677	E-mail: mz.gpa@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 4, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.